Rio Narcea Gold Mines, Ltd.

C/ Secundino Roces Riera, 3-20 • Centro  de Empresas Asipo I

Parque Empresarial de Asipo • 33428 Cayés Llanera, Asturias, Spain

Tel: (34) 98 573 33 00 •  Fax: (34) 98 573 33 01

Email: info@rngm.com  •  Web: www.rionarcea.com

NEWS RELEASE

November 3, 2006

Trading Symbol: TSX: RNG

Amex: RNO

Ball Mill Arrives On Site At Tasiast

Last Critical Path Item Delivered As Construction Continues

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) is pleased to report an update on the construction of its Tasiast gold mine in Mauritania, West Africa.  All critical path items are now on site as construction continues to proceed on schedule.  Construction is expected to be completed in the first half of 2007 and production expected shortly thereafter.

The ball mill, which has been manufactured and bench-tested in China, was successfully delivered to the Tasiast mine site in October, 2006.  The ball mill represents the final critical path component necessary to proceed, on schedule, with construction at Tasiast.  Achievements at Tasiast thus far are as follows:

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Overall progress of SENET works at the end of October was 80%

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Engineering completed and orders procured.

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Shipping is 64% complete.  The Cone crushers are already in Mauritania and the thickener and the jaw crusher are due for arrival at the end of November.

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Civil construction is 92% complete.  Pending work is related to the crushing area, foundations, laboratory and ROM tipping bin.

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Structural and mechanical erection is 46% complete and electrical works are 20% complete.

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Permanent camp operational for both local and expatriates residences.

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Access road complete.

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Water supply at the mine, with pipeline successfully pressure tested.  Reservoir ready.

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Diesel power plant to be installed and operational in December 2006.

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Tailings storage facilities well advanced with paddock 1 complete and earthworks and plastic lining of paddock 2 in progress.

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Mining contractor appointed. Brand new mining fleet already secured. Auxiliary and drilling equipment currently in transit.  Explosives permit under negotiation.

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Brown fields exploration drilling at Tasiast underway.

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Lab contract awarded to SGS.  Outsourced operation and management.

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Bullion off-take agreement negotiations well advanced.

“The delivery of the ball mill represents the final critical piece of equipment to arrive safely on site.  Our construction timetable continues to progress on schedule.  When combined with the recently announced 18% increase in open pit ounces, our optimism for the Tasiast gold project and our ability to augment gold ounces in and around it, has been further enhanced,” said Chris von Christierson, Chairman and Chief Executive Officer.

There are currently 400 people working on the construction at Tasiast.

Construction photos of Tasiast can be viewed at http://www.rionarcea.com/s/Tasiast.asp

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania.  The Company currently produces nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain and gold at it’s at El Valle and Carlés projects in northern Spain.  Closure of the northern Spanish gold mines is planned for the end of 2006.  Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Chris von Christierson
Chairman & CEO
Tel: + (44) 207 629 2252
E-Mail: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
E-Mail: omar.gomez@rngm.es

David Baril

C.O.O.

Tel. +(34) 98 573-3300

E-Mail: david.baril@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com